As filed with the Securities and Exchange Commission on February 26, 2013

Registration No. 333-184803

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[ ]	PRE-EFFECTIVE AMENDMENT NO.

[X]	POST-EFFECTIVE AMENDMENT NO. 1

MVC CAPITAL, INC.
(Exact Name of Registrant as Specified in Charter)

 287 Bowman Avenue
2nd Floor
Purchase, NY 10577
(Address of Principal Executive Offices)

Registrant's telephone number, including Area Code: (914) 701-0310

Michael T. Tokarz, Chairman
MVC Capital, Inc.
287 Bowman Avenue
2nd Floor
Purchase, NY 10577
(Name and Address of Agent for Service)

Copies of information to:

George M. Silfen, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a distribution reinvestment plan, check the following box. [X]

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-184803) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-2. This Post-Effective Amendment No. 1 does not change the form of prospectus relating to the Registration Statement on Form N-2 previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 1 shall become effective upon filing with the SEC.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1.	Financial Statements.

The following financial statements of MVC Capital, Inc. (the "Company" or the "Registrant") are included in this registration statement in "Part A: Information Required in a Prospectus":

Consolidated Balance Sheets
October 31, 2012 and October 31, 2011	F-1

Consolidated Schedule of Investments
October 31, 2012	F-2
October 31, 2011	F-4

Consolidated Statement of Operations
For the Year Ended October 31, 2012,
the Year Ended October 31, 2011 and
the Year Ended October 31, 2010	F-7

Consolidated Statement of Cash Flows
For the Year Ended October 31, 2012,
the Year Ended October 31, 2011 and
the Year Ended October 31, 2010	F-9

Consolidated Statement of Changes in Net Assets
For the Year Ended October 31, 2012,
the Year Ended October 31, 2011 and
the Year Ended October 31, 2010	F-11

Consolidated Selected Per Share Data and Ratios
For the Year Ended October 31, 2012,
the Year Ended October 31, 2011,
the Year Ended October 31, 2010,
the Year Ended October 31, 2009 and
the Year Ended October 31, 2008	F-12

Notes to Consolidated Financial Statements	F-13

Reports of Independent Registered Public Accounting Firm	F-44

Schedule 12-14	F-46

2.	Exhibits.

Exhibit Number	Description
a.1
Certificate of Incorporation. (Previously filed as Exhibit 99.a filed with the Registrant's Pre-Effective Amendment No. 5 to Registration Statement on Form N-2 (File No. 333-92287) filed on March 28, 2000).

a.2
Certificate of Amendment of Certificate of Incorporation. (Previously filed as Exhibit 99.a.2 filed with the Registrant's Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-119625) filed on November 23, 2004).

b.
Fifth Amended and Restated Bylaws (Previously filed as Exhibit 99.b filed with the Registrant's Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 (File No. 333- 125953) filed on August 29, 2005).

c.	Not applicable.
d.1	Form of Share Certificate. ((Previously filed as Exhibit 99.d filed with Registrant's Registration Statement on Form N-2/A (File No. 333-119625) filed on November 23, 2004).
d.2	Form of Indenture, dated February 26, 2013, between Registrant and U.S. Bank National Association, as trustee, filed herewith.
d.3
Form of First Supplemental Indenture relating to the 7.25% Senior Unsecured Notes due 2023, dated February 26, 2013, between the Registrant and U.S. Bank National Association, as trustee, filed herewith.

d.4	Form of 7.25% Senior Unsecured Notes due 2023 (Incorporated by reference to Exhibit d.3 filed herewith).
d.5	Statement of Eligibility of Trustee on Form T-1, filed herewith.
e.	Dividend Reinvestment Plan, as amended. (Previously filed as Exhibit 99.e filed with Registrant's Registration Statement on Form N-2/A (File No. 333-119625) filed on November 23, 2004).
f.	Not applicable.
g.
Amended and Restated Investment Advisory and Management Agreement between the Registrant and The Tokarz Group Advisers LLC.  (Previously filed as Exhibit 10.1 filed with Registrant's Quarterly Report on Form 10-Q (File No. 814-00201) filed on June 4, 2009).

h.	Form of Underwriting Agreement, dated February 19, 2013, by and among the Registrant, The Tokarz Group Advisers LLC, UBS Securities LLC and Morgan Stanley & Co. LLC, filed herewith.
i.	Not applicable.
j.1
Form of Custody Agreement between Registrant and U.S. Bank National Association. (Previously filed as Exhibit 99.j.1 filed with Registrant's Registration Statement on Form N-2/A (File No. 333-119625) filed on November 23, 2004).

j.2
Form of Amendment to Custody Agreement between Registrant and U.S. Bank National Association. (Previously filed as Exhibit 99.j.2 filed with Registrant's Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-119625) filed on February 21, 2006).

j.3
Form of Amendment to Custody Agreement between Registrant and U.S. Bank National Association. (Incorporated by reference to Exhibit 10.4 filed with Registrant's Quarterly Report on Form 10-Q (File No. 814-00201) filed on June 4, 2009).

j.4
Form of Amendment to Custody Agreement between Registrant and U.S. Bank National Association. (Incorporated by reference to Exhibit 10.3 filed with Registrant's Quarterly Report on Form 10-Q (File No. 814-00201) filed on June 11, 2012).

k.1
Form of Transfer Agency Letter Agreement with Registrant and EquiServe Trust Company, N.A. (Previously filed as Exhibit 99.k.2 filed with Registrant's Registration Statement on Form N-2/A (File No. 333-119625) filed on November 23, 2004).

k.2
Form of Fee and Service Schedule Amendment to Transfer Agency Agreement with Registrant and Computershare Trust Company, N.A. (Incorporated by reference to Exhibit 10.1 filed with Registrant's Quarterly Report on Form 10-Q (File No. 814-00201) filed on September 8, 2009)

k.3
Form of Fee and Service Schedule Amendment to Transfer Agency Agreement with Registrant and Computershare Trust Company, N.A. (Incorporated by reference to Exhibit 10.1 filed with Registrant's Quarterly Report on Form 10-Q (File No. 814-00201) filed on September 10, 2012)

k.4
Form of Fund Administration Servicing Agreement with Registrant and U.S. Bancorp Fund Services, LLC. (Previously filed as Exhibit 99.k.6 filed with Registrant's Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-119625) filed on February 21, 2006).

k.5
Form of Fund Accounting Servicing Agreement with Registrant and U.S. Bancorp Fund Services, LLC. (Previously filed as Exhibit 99.k.7 filed with Registrant's Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-119625) filed on February 21, 2006).

k.6
Form of First Amendment to Fund Administration Servicing Agreement with Registrant and U.S. Bancorp Fund Services, LLC. (Previously filed as Exhibit 10.2 with Registrant's Quarterly Report on Form 10-Q (File No. 814-00201) filed on June 4, 2009).

k.7
Form of Second Amendment to Fund Administration Servicing Agreement with Registrant and U.S. Bancorp Fund Services, LLC. (Previously filed as Exhibit 10.2 with Registrant's Quarterly Report on Form 10-Q (File No. 814-00201) filed on June 11, 2012).

k.8
Form of First Amendment to Fund Accounting Servicing Agreement with Registrant and U.S. Bancorp Fund Services, LLC. (Previously filed as Exhibit 10.3 with Registrant's Quarterly Report on Form 10-Q (File No. 814-00201) filed on June 4, 2009).

k.9
Form of Second Amendment to Fund Accounting Servicing Agreement with Registrant and U.S. Bancorp Fund Services, LLC. (Previously filed as Exhibit 10.2 with Registrant's Quarterly Report on Form 10-Q (File No. 814-00201) filed on June 4, 2009).

k.10
Form of Credit Agreement with Registrant and Guggenheim Corporate Funding, LLC et al. (Previously filed as Exhibit 10  with Registrant's Quarterly Report on Form 10-Q (File No. 814-00201) filed on June 9, 2006).

k.11
Form of Amendments to Credit Agreement with Registrant and Guggenheim Corporate Funding, LLC et al. (Previously filed as Exhibit 10  filed with Registrant's Annual Report on Form 10-K (File No. 814-00201) filed on December 29, 2008).

k.12
Form of Amendments to Credit Agreement with Registrant and Guggenheim Corporate Funding, LLC et al. (Previously filed as Exhibit 10  filed with Registrant's Annual Report on Form 10-K (File No. 814-00201) filed on December 21, 2010).

k.13
Form of Custody Agreement between Registrant and JP Morgan Chase Bank, N.A. (Previously filed as Exhibit 10 filed with Registrant's Annual Report on Form 10-K (File No. 814-00201) filed on December 21, 2010).

k.14	Power of attorney (Previously filed as Exhibit k.14 filed with Registrant's Registration Statement on Form N-2 (File No. 333-184803) filed on November 7, 2012).
l.1
Opinion of Kramer Levin Naftalis & Frankel LLP, counsel to the Company, (Previously filed as Exhibit l.1 filed with Registrant's Registration Statement on Form N-2 (File No. 333-184803) filed on January 23, 2013).

1.2	Opinion of Kramer Levin Naftalis & Frankel LLP, counsel to the Company, filed herewith.
m.	Not applicable.
n.1	Consent of Ernst & Young LLP, (Previously filed as Exhibit n.1 filed with Registrant's Registration Statement on Form N-2 (File No. 333-184803) filed on January 23, 2013).
n.2
Opinion of Ernst & Young LLP, regarding "Senior Securities" table, (Previously filed as Exhibit n.2 filed with Registrant's Registration Statement on Form N-2 (File No. 333-184803) filed on January 23, 2013).

o.	Not applicable.

p.	Not applicable.
q.	Not applicable.
r.
Joint Code of Ethics of the Registrant and The Tokarz Group Advisers LLC. (Previously filed as Exhibit 99.r filed with Registrant's Post-Effective Amendment No. 2 to Registration Statement on Form N-2 (File No. 333-125953) filed on November 29, 2006).

99.1	Statement of Computation of Ratios of Earnings to Fixed Charges, filed herewith.

Item 26. Marketing Arrangements

The information contained under the heading "Plan of Distribution" in this Registration Statement is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in the prospectus supplement related to that offering.

Item 27. Other Expenses of Issuance and Distribution

Commission registration fee	$34,100
FINRA filing fee	$25,500
Printing and engraving	$100,000	*
Accounting fees and expenses	$75,000	*
Legal fees and expenses	$200,000	*
Total	$434,600	*

*	Figures are estimated for filing purposes.

Item 28. Persons Controlled by or Under Common Control with Registrant

Direct Subsidiaries

Set forth below is the name of our subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:

MVC Financial Services, Inc. (Delaware) 100%

MVC Cayman (Cayman Islands) 100%

MVC Partners LLC (Delaware) 100%

Our subsidiaries are consolidated for financial reporting purposes.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of our common stock at December 3, 2012.

Title of Class	Number of Record Holders
Common stock, $.01 par value	8,993

Item 30. Indemnification

The Certificate of Incorporation of the Registrant provides that its directors and officers shall, and its agents in the discretion of the Board may be indemnified to the fullest extent permitted from time to time by the laws of Delaware, provided, however, that such indemnification is limited by the Investment Company Act of 1940 or by any valid rule, regulation or order of the Securities and Exchange Commission thereunder. The Registrant's Fifth Amended and Restated Bylaws, however, provide that the Registrant may not indemnify any director or officer against liability to the Registrant or its security holders to which he or she might otherwise be subject by reason of such person's willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of such disabling conduct.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of the court of the issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which the investment adviser, The Tokarz Group Advisers LLC (the "Adviser") and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled "The Company — TTG Advisers." Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the SEC (SEC File No. 801-67221), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder are maintained at the offices of:

(1) the Registrant, MVC Capital, Inc., 287 Bowman Avenue, Purchase, NY 10577;

(2) the transfer agent, Computershare Ltd., 250 Royall Street, Canton, Massachusetts 02021;

(3) the custodian, US Bank National Association,1555 North River Center Drive, Suite 302, Milwaukee, WI 53212; and

(4) the investment adviser, TTG Advisers LLC, 287 Bowman Avenue, Purchase, NY 10577.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

We hereby undertake:

(1)
to suspend the offering of shares until the prospectus is amended if (a) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement or (b) our net asset value increases to an amount greater than our net proceeds as stated in the prospectus;

(2)	Not applicable.

(3)	Not applicable.

(4)	(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)
that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5)
that, for the purpose of determining any liability under the Securities Act, (i) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)	Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Westchester, in the State of New York, on this day, the 26th day of February, 2013.

MVC Capital, Inc.

By:	/s/ Michael T. Tokarz
Michael T. Tokarz
Director and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on February 26, 2013.

SIGNATURE	TITLE

/s/ Michael T. Tokarz	Director and Chairman of the Board
Michael T. Tokarz

*	Director
Emilio A. Dominianni

*	Director
Phillip Goldstein

*	Director
Gerald Hellerman

*	Director
Warren Holtsberg

*	Director
Robert C. Knapp

*	Director
William Taylor

/s/ Peter Seidenberg	Principal Financial Officer and Attorney-in-Fact
Peter Seidenberg

*	Signed by Peter Seidenberg pursuant to a power of attorney signed by each individual and filed with the Registrant's Registration Statement filed on November 7, 2012.